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SECURITIES W

08026926

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Securities and Exchange Commission
RECEIVED
FEB 25 2008
Office of Compliance Inspection and Examinations

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wien & Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street
(No. and Street)

New York (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Labell 212 850-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) NY (State) 10017-4696 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Labell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wien & Malkin Securities Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAY MILLER
Notary Public, State of New York
No. 01MI6133420
Qualified in Nassau County
Commission Expires September 19, 2009

Signature

~~Executive Vice~~ President, Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIEN & MALKIN SECURITIES CORP.

Financial Statements

December 31, 2007

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wien & Malkin Securities Corporation
New York, New York

We have audited the accompanying balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wien & Malkin Securities Corp. at December 31, 2007 and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 12, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with JHI

WIEN & MALKIN SECURITIES CORP.

Balance Sheet

December 31, 2007

ASSETS

Cash and cash equivalents	$ 86,630	
Investment in NASD shares	962,085	
Due from affiliates	6,560	
Prepaid taxes	34,918	
Deferred tax asset	1,404	
Furniture and improvements (at cost, less accumulated depreciation of $30,605)	1,565	
TOTAL ASSETS		$ 1,093,162

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and taxes	$ 21,973	
		$ 21,973
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares	13	
Additional paid-in-capital	1,130,350	
Accumulated deficit	(40,240)	
	1,090,123	
Less treasury stock (at cost), 531 shares	(18,934)	
TOTAL STOCKHOLDERS' EQUITY		1,071,189
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,093,162

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP

Statement of Operations

For the Year Ended December 31, 2007

INCOME		
Increase in unrealized gain on NASD shares	$ 363,528	
Miscellaneous income	35,000	
Interest and dividend income	7,520	
Total Income		$ 406,048
EXPENSES		
Professional and consulting fees	120,167	
Wages and employee related costs	384,813	
Regulatory fees	18,607	
Accounting fees	11,800	
Promotion and marketing	139,127	
Rent and utilities	32,624	
Office expense	65,086	
Depreciation and amortization	2,032	
Total Expenses		774,256
NET LOSS BEFORE INCOME TAX BENEFIT		(368,208)
Income tax benefit		19,020
NET LOSS		$ (349,188)
NET LOSS PER SHARE		$ (469)
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2007

	TOTAL SHAREHOLDERS' EQUITY	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED SURPLUS/(DEFICIT)	TREASURY STOCK
BALANCE, JANUARY 1, 2007	$ 920,377	$ 13	$ 630,350	$ 308,948	$ (18,934)
Net loss	(349,188)	-	-	(349,188)	-
Shareholders' contributions	500,000	-	500,000	-	-
Shareholders' distributions	-	-	-	-	-
BALANCE, DECEMBER 31, 2007	$ 1,071,189	$ 13	$ 1,130,350	$ (40,240)	$ (18,934)

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (349,188)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	2,032	
Increase in unrealized gain on NASD shares	(363,528)	
Increase (Decrease) in cash flows due to changes in operating assets and liabilities		
Due from affiliates	88,980	
Prepaid taxes	(34,918)	
Accrued expenses and taxes	(62,882)	
Deferred tax asset/liability	(23,076)	
Net cash used in operating activities		$ (742,580)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' contributions	500,000	
Net cash provided by financing activities		500,000
NET DECREASE IN CASH		(242,580)
Cash and Cash Equivalents, January 1, 2007		329,210
Cash and Cash Equivalents, December 31, 2007		$ 86,630
Supplemental Disclosure of Cash Flow Information:		
Taxes paid during the year		$ 42,096

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.

Notes to Financial Statements

December 31, 2007

NOTE 1: NATURE OF BUSINESS

Wien & Malkin Securities Corp. (the Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures affiliated with the Corporation's shareholders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Federal and New York State income taxes have not been provided because the shareholders have elected to have the Corporation treated as a S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. State S Corporation and local income taxes have been provided for.

Promotion and Marketing Costs
Promotional and marketing costs are expensed as incurred.

Cash Equivalents
Cash equivalents consist of amounts held in a money market mutual fund.

NOTE 3: RELATED PARTY TRANSACTIONS

Peter L. and Anthony E. Malkin are the sole shareholders of the Corporation owning, respectively, 70% and 30% of the outstanding shares.

Peter L. Malkin is Chairman of Wien & Malkin LLC which provides or obtains services for the Corporation. Anthony E. Malkin is President of Wien & Malkin LLC.

The Corporation incurred fees and disbursements to Wien & Malkin LLC for the year ended December 31, 2007 in the amount of $140,583.

NOTE 4: NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Corporation had net capital of $880,804 which was $875,804 in excess of minimum net capital required of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was .02 to 1.

NOTE 5: SUBSCRIPTION FOR WARRANTS

In December 2000 the Corporation subscribed to warrants to purchase a maximum of 38,880 shares of common stock of The National Association of Securities Dealers, Inc (NASD). The cost of the warrants was $136,080. The warrants were exercisable as follows:

Tranche	Maximum Number of Shares of Common Stock Subject to Exercise	Exercisable on or after 9:00 AM New York City Time on:	Void after 5:00 PM New York City Time on:	Exercise price per share of Common Stock
Tranche 1	9,720	June 28, 2002	June 27, 2003	$13.00
Tranche 2	9,720	June 30, 2003	June 25, 2004	$14.00
Tranche 3	9,720	June 28, 2004	June 27, 2005	$15.00
Tranche 4	9,720	June 28, 2005	June 27, 2006	$16.00

On May 8, 2006, the corporation exercised the 4th tranche and received voting trust certificates convertible into 9,720 shares at a cost of $155,520 (exclusive of the $34,020 cost of the warrants). The corporation has exercised a total of 19,440 warrants (which were converted to shares) at a cost of $301,320 (exclusive of the $68,040 cost of the warrants).

The first two tranches expired on June 27, 2003 and June 25, 2004, respectively, and were not exercised.

The Corporation reports all of its investments in NASD shares at fair market value, with unrealized gain included in the attached statement of operations.

NOTE 6: INCOME TAX BENEFIT

The income tax benefit is comprised of New York City income tax attributable to:

Prior year's under accrual - current	$ (2,821)
Current year's tax provision	(1,235)
2007 deferred benefit	23,076
	$ 19,020

NOTE 7: CONCENTRATION OF CREDIT RISK

At December 31, 2007, the Corporation maintained cash balances in bank accounts and a balance of $81,322 in a single money market mutual fund. The bank accounts are insured by the Federal Deposit Insurance Corporation and at December 31, 2007 were fully insured.

WIEN & MALKIN SECURITIES CORP.

Schedule Of Computation Of Net Capital
Under Rule 15c3-1 Of The Securities And Exchange Commission

December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$1,071,189
Less: 15% of investment in NASD shares	$ 144,312	
Furniture and improvements net of accumulated depreciation	1,565	
2% of Money Market accounts	1,626	
		147,503
		923,686
Less: Deferred tax asset	$ 1,404	
Prepaid taxes	34,918	
Due from affiliates	6,560	
		42,882
NET CAPITAL UNDER RULE 15c3-3		$ 880,804
AGGREGATE INDEBTEDNESS		$ 21,973

COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital requirement @ 15% (SEC)	$ 3,296
Net capital requirement @ 10% (NASD)	2,197
Excess of net capital over minimum capital required	875,804
Excess of net capital @15% (SEC)	877,508
Excess of net capital @10% (NASD)	878,607

No material difference exists between the Corporation's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2007.

The Corporation is exempt from the provisions of SEC Rule 15c3-3 pursuant to section k2i of Rule 15c3-3.

MarksPaneth & Shron LLP

Certified Public Accountants and Consultants

TO: The Stockholders of Wien & Malkin Securities Corp.

In planning and performing our audit of the financial statements of Wien & Malkin Securities Corp. (The Corporation) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, the following areas of testing are not applicable:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with JHI

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, and defined above.

We understand that practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This communication is intended solely for the information and use of the stockholders management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 7, 2008

END